EXHIBIT 21.1

LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY	STATE OF INCORPORATION

CLWD Operations, Inc.	Delaware

Parscale Digital, Inc.	Nevada

WebTegrity, Inc.	Nevada

Giles Design Bureau, Inc.	Nevada

Data Propria, Inc.	Nevada